EXHIBIT 1


                        REPORT OF INDEPENDENT AUDITORS



The General Partner
Lexington Services Associates, Ltd.


     We have audited the accompanying balance sheet of Lexington Services Associates, Ltd. dba Lexington Services, Ltd. (the Partnership), as of December 31, 1997, and the related statements of income, partners' capital, and cash flows for the year then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.


     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.


     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lexington Services Associates, Ltd., dba Lexington Services, Ltd., at December 31, 1997, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.




Ernst & Young LLP


April 17, 1998,
except for Note 6, as to which
the date is June 1, 1998

                      LEXINGTON SERVICES ASSOCIATES, LTD.
                         DBA LEXINGTON SERVICES, LTD.

                                BALANCE SHEETS



                                                                      DECEMBER 31,       MARCH 31,
                                                                          1997             1998
                                                                     --------------   --------------
                                                                                        (UNAUDITED)
ASSETS
Current assets:
 Cash ............................................................     $      300       $      300
 Accounts receivable, net of allowance for "no-shows" and doubtful
   accounts of $594,867 and 626,672, respectively ................      1,754,093        1,915,278
 Prepaid expenses ................................................         80,539           83,304
 Notes receivable ................................................         54,191           84,243
 Other current assets ............................................         58,577           43,081
                                                                       ----------       ----------
Total current assets .............................................      1,947,700        2,126,206
Furniture, fixtures, and equipment, at cost (Note 3):
 Furniture and fixtures ..........................................        223,945          259,834
 Telephone system ................................................        183,338          185,285
 Computer equipment ..............................................        773,067          879,341
 Leasehold improvements ..........................................          6,978            7,603
                                                                       ----------       ----------
                                                                        1,187,328        1,332,063
 Less accumulated depreciation and amortization ..................       (579,939)        (641,379)
                                                                       ----------       ----------
Net furniture, fixtures, and equipment ...........................        607,389          690,684
Due from affiliate ...............................................      1,424,006        1,643,797
                                                                       ----------       ----------
Total assets .....................................................     $3,979,095       $4,460,687
                                                                       ==========       ==========
LIABILITIES AND PARTNERS' CAPITAL
Current liabilities:
 Current portion of long-term debt (Note 3) ......................     $  710,574       $1,160,759
 Accounts payable ................................................        479,087          471,168
 Accrued liabilities .............................................        333,111          381,620
                                                                       ----------       ----------
Total current liabilities ........................................      1,522,772        2,013,547
Long-term debt less current portion (Note 3) .....................      1,010,940          983,655
Commitments and contingencies (Note 4)
Partners' capital:
 General partner .................................................        144,539          146,349
 Limited partners ................................................      1,300,844        1,317,136
                                                                       ----------       ----------
Total partners' capital ..........................................      1,445,383        1,463,485
                                                                       ----------       ----------
Total liabilities and partners' capital ..........................     $3,979,095       $4,460,687
                                                                       ==========       ==========

                                           See accompanying notes.

                      LEXINGTON SERVICES ASSOCIATES, LTD.
                         DBA LEXINGTON SERVICES, LTD.

                             STATEMENTS OF INCOME



                                                                 YEAR ENDED      THREE MONTHS ENDED
                                                                DECEMBER 31,         MARCH 31,
                                                                    1997                1998
                                                               --------------   -------------------
                                                                                    (UNAUDITED)
Revenue:
 Reservation fees ..........................................    $ 8,363,156         $2,299,940
 Source fees ...............................................      2,238,828            612,385
 Licensing fees ............................................        210,249             48,790
                                                                -----------         ----------
                                                                 10,812,233          2,961,115
Selling, general, and administrative expenses:
 Costs of reservations and related expenses ................      4,736,524          1,213,868
 General and administrative (Note 5) .......................      2,863,496          1,090,272
 Selling and development costs .............................      1,728,274            556,939
 Depreciation and amortization .............................        237,879             61,440
                                                                -----------         ----------
                                                                  9,566,173          2,922,519
                                                                -----------         ----------
Operating income ...........................................      1,246,060             38,596
Other income (expense):
 Interest expense, net including $64,448 in 1997 and $15,586
   in 1998 to related parties ..............................       (177,063)           (46,279)
 Other income ..............................................         95,572             25,785
                                                                -----------         ----------
                                                                    (81,491)           (20,494)
                                                                -----------         ----------
Net income .................................................    $ 1,164,569         $   18,102
                                                                ===========         ==========

                                           See accompanying notes.

                      LEXINGTON SERVICES ASSOCIATES, LTD.
                         DBA LEXINGTON SERVICES, LTD.

                        STATEMENTS OF PARTNERS' CAPITAL



                                                              GENERAL        LIMITED
                                                              PARTNER       PARTNERS         TOTAL
                                                            -----------   ------------   -------------
Partners' capital at January 1, 1997 ....................    $ 28,082     $  252,732      $  280,814
 Net income .............................................     116,457      1,048,112       1,164,569
                                                             --------     ----------      ----------
Partners' capital at December 31, 1997 ..................     144,539      1,300,844       1,445,383
Net income (unaudited) ..................................       1,810         16,292          18,102
                                                             --------     ----------      ----------
Partners' capital at March 31, 1998 (unaudited) .........    $146,349     $1,317,136      $1,463,485
                                                             ========     ==========      ==========

                                           See accompanying notes.

                      LEXINGTON SERVICES ASSOCIATES, LTD.
                         DBA LEXINGTON SERVICES, LTD.

                           STATEMENTS OF CASH FLOWS



                                                                  YEAR ENDED      THREE MONTHS ENDED
                                                                 DECEMBER 31,         MARCH 31,
                                                                     1997                1998
                                                                --------------   -------------------
                                                                                     (UNAUDITED)
OPERATING ACTIVITIES
Net income ..................................................    $  1,164,569        $   18,102
Adjustments to reconcile net income to net cash provided by
  (used in) operating activities:
  Depreciation and amortization .............................         237,879            61,440
  Bad debt expense ..........................................         123,779            40,714
  Changes in operating assets and liabilities:
   Accounts receivable ......................................        (735,063)         (201,899)
   Prepaid expenses .........................................         (31,438)           (2,765)
   Notes receivable .........................................         (35,593)          (30,052)
   Other current assets .....................................         (36,905)           15,496
   Accounts payable .........................................         260,154            (7,919)
   Accrued liabilities ......................................         181,793            48,509
                                                                 ------------        ----------
Net cash provided by (used in) operating activities .........       1,129,175           (58,374)
INVESTING ACTIVITIES
Purchases of furniture, fixtures, and equipment .............        (279,640)         (144,735)
                                                                 ------------        ----------
Net cash used in investing activities .......................        (279,640)         (144,735)
FINANCING ACTIVITIES
Net borrowings under line of credit agreements ..............         250,000           451,620
Net advances to affiliate ...................................      (1,256,363)         (219,791)
Borrowings on term loans ....................................         254,774                --
Payments on long-term debt ..................................         (74,858)          (27,285)
Payments on related party loans .............................         (23,038)           (1,435)
                                                                 ------------        ----------
Net cash (used in) provided by financing activities .........        (849,485)          203,109
                                                                 ------------        ----------
Net increase (decrease) in cash .............................              50                --
Cash at beginning of period .................................             250               300
                                                                 ------------        ----------
Cash at end of period .......................................    $        300        $      300
                                                                 ============        ==========
SUPPLEMENTAL INFORMATION
Cash paid for interest ......................................    $    177,063        $   46,279
                                                                 ============        ==========

                            See accompanying notes.

                      LEXINGTON SERVICES ASSOCIATES, LTD.
                         DBA LEXINGTON SERVICES, LTD.
                         NOTES TO FINANCIAL STATEMENTS

                DECEMBER 31, 1997 AND MARCH 31, 1998 (UNAUDITED)


1. ORGANIZATION

     Lexington Services Associates, Ltd. dba Lexington Services, Ltd. (the Partnership), a Texas limited partnership, was formed March 9, 1992, to provide Centralized Reservation Services (CRS) and Global Distribution Systems (GDS) connectivity to subscribers in the hotel industry and to license hotels within the extended stay hotel industry with the Lexington Hotel Suites and Inns tradename and associated service marks. The Partnership serves hotels, primarily independent and small chain hotels, in 48 countries. At March 31, 1998, the Partnership consisted of one general partner, Lexington Services Corporation, and three limited partners. The term of the Partnership, unless extended, expires December 31, 2040.

     Net earnings and losses of the Partnership are allocated 10% to the general partner and 90% to the limited partners. The general partner receives compensation for services rendered to the Partnership in an amount equal to 2% of the net cash flow of the Partnership, as defined in the partnership agreement.

     Distribution of Partnership assets, other than upon Partnership dissolution, will be made at the discretion of the general partner. Distributions will be allocated to the partners based on their respective ownership interests in the Partnership at the date of distribution declaration.


     As discussed in Note 5, the Partnership has significant transactions with related parties.

2. SIGNIFICANT ACCOUNTING POLICIES

UNAUDITED INTERIM FINANCIAL STATEMENTS

     The financial statements as of March 31, 1998, and for the three months then ended are unaudited, however, in the opinion of management of the Company, such financial statements include all adjustments, consisting of normal recurring accruals necessary for a fair presentation of the financial position as of March 31, 1998, and the results of operations and cash flows for the three months then ended. Operating results for the three months ended March 31, 1998, are not necessarily indicative of the results that may be expected for the year ending December 31, 1998.


REVENUE RECOGNITION

     The Partnership recognizes revenues primarily from reservation fees, source fees, and licensing fees. Reservation fees comprise approximately 77% and 78% of the Partnership's revenue in 1997 and 1998, respectively, and are recognized upon check-out from the member hotel by travelers who booked their reservation through the Partnership's CRS. The fees are based on a negotiated percent of the average daily room revenue earned by the member hotel. Source fees are generated from transaction charges for the booking of reservations by the Partnership for the member hotel and are recognized upon check-out from the member hotel by travelers. Licensing fees are generated from the licensing of independently owned hotels that utilize the Lexington Hotel Suites and Inns trade name. These fees are recognized monthly based on reported revenues of the licensed, independently owned hotels and affiliates.


CREDIT AND FOREIGN CURRENCY RISK

     The Partnership provides credit to customers in the normal course of business and maintains an allowance for "no-shows" and doubtful accounts based upon expected collectibility. Losses from "no-shows" and bad debts have historically been within management's expectations. Accounts receivable at

                      LEXINGTON SERVICES ASSOCIATES, LTD.
                         DBA LEXINGTON SERVICES, LTD.

                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

                DECEMBER 31, 1997 AND MARCH 31, 1998 (UNAUDITED)


2. SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

December 31, 1997 and March 31, 1998, include approximately $300,000 and $438,000, respectively, due from customers in other countries who can settle their account in foreign currencies. The Partnership recorded losses of approximately $7,000 and $360 on foreign currency exchanges during the year ended December 31, 1997 and the three months ended March 31, 1998, respectively. During 1997, the Partnership's member hotels were geographically dispersed as follows: United States--58%, Australia--14%, Europe--10%, Mexico--10%, Canada--5%, and Other--3%.


DUE FROM AFFILIATE


     Due from affiliate represents net cash collected and disbursed by the Partnership through a central disbursement account maintained by Lexington Management Corp. (LMC), an affiliate, for the Partnership and certain other related entities. During January 1996, approximately $700,000 due to LMC was converted into a note payable, described in Note 3.


FURNITURE, FIXTURES, AND EQUIPMENT


     Furniture, fixtures, and equipment are stated at cost. Provisions for depreciation and amortization of furniture, fixtures, and equipment are computed using accelerated methods over estimated useful lives of five to seven years.


TRADEMARKS


     Trademarks with a carrying value of approximately $345,000 and $290,000 at December 31, 1997 and March 31, 1998, respectively, were purchased from LMC when the Partnership was formed in 1992 in exchange for $9,000 cash and a $441,000 note payable, payable in monthly installments of $2,000 plus interest at 6%. Accumulated amortization was $105,000 and $95,100 as of December 31, 1997 and March 31, 1998, respectively. The trademarks relate to the logo and format used by the Lexington Hotel Suites and Inns. The value assigned to the trademarks is being amortized over 18 years. The asset, net of amortization, and related $290,000 note payable have been excluded from the balance sheets at December 31, 1997 and March 31, 1998; however, the Partnership is obligated for the remaining amounts due under the obligation. During the period ended March 31, 1998, the Partnership sold certain trademarks for approximately $75,000, resulting in a gain of $26,600 which has been included in other income.


INCOME TAXES


     The Partnership is not subject to state and federal income taxes. Accordingly, no provision for income taxes has been made on the Partnership's books because all income or losses are allocable to the partners for inclusion in their respective income tax returns.


USE OF ESTIMATES


     The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                      LEXINGTON SERVICES ASSOCIATES, LTD.
                         DBA LEXINGTON SERVICES, LTD.

                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

                DECEMBER 31, 1997 AND MARCH 31, 1998 (UNAUDITED)


2. SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

ADVERTISING EXPENSE


     The cost of advertising is expensed as incurred. The Partnership incurred approximately $73,000 and $16,000 in advertising costs in the year ended 1997 and the three months ended March 31, 1998, respectively.


SOFTWARE DEVELOPMENT COSTS


     The costs of developing and maintaining the Partnership's CRS software and other internal-use software is expensed as incurred.


3. LONG-TERM DEBT


     Long-term debt consists of:



                                                                   DECEMBER 31,      MARCH 31,
                                                                       1997            1998
                                                                  --------------   ------------
                                                                                    (UNAUDITED)
   Borrowings from a bank under a $1,500,000 revolving line of credit bearing interest at the bank's prime rate plus .25%
    (8.75% at December 31, 1997). Interest on borrowings is
    payable monthly with a .25% fee on the unused portion of
    the revolver, which matures in August 1998. The revolver
    is secured by accounts receivable, and furniture, fixtures,
    and equipment. ............................................     $  600,000     $1,051,620
   Borrowings from a bank under five term loans bearing
    interest at the bank's prime rate plus .25% (8.75% at
    December 31, 1997). Principal payments of $9,095, plus
    accrued interest, are due monthly, with maturities varying from September 2001 to December 2002. The loans are
    secured by furniture, fixtures, and equipment. ............        420,079        392,794
   Borrowings from LMC, an affiliate, bearing interest at 6%, with interest payable monthly and principal due January
    2000 (See Note 2). ........................................        700,000        700,000
   Others at rates ranging from 8% to 12%, with principal and interest payable monthly in varying amounts through
    January 1998. .............................................          1,435             --
                                                                    ----------     ----------
                                                                     1,721,514      2,144,414
   Less current portion of long-term debt .....................        710,574      1,160,759
                                                                    ----------     ----------
                                                                    $1,010,940     $  983,655
                                                                    ==========     ==========

                      LEXINGTON SERVICES ASSOCIATES, LTD.
                         DBA LEXINGTON SERVICES, LTD.

                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

                DECEMBER 31, 1997 AND MARCH 31, 1998 (UNAUDITED)


3. LONG-TERM DEBT--(CONTINUED)

     Maturities of long-term debt as of December 31, 1997, are as follows:



  1998 ................   $710,574
  1999 ................    109,139
  2000 ................    800,615
  2001 ................     78,843
  2002 ................     22,343
                          --------
                        $1,721,514
                        ==========

     Amounts available under the $1,500,000 revolver and the term facilities agreements are limited in the aggregate to $2,203,700. Amounts available under the $1,500,000 revolver are limited to the amount available based on the level of Tangible Net Worth, as defined, and to 60% of Eligible Domestic Accounts Receivable plus 40% of Eligible Foreign Accounts Receivable, as defined ($1,150,000 and $1,164,000 at December 31, 1997 and March 31, 1998,
respectively). The facilities agreements contain various restrictive covenants including, but not limited to, net worth requirements, liquidity ratios, and limitations on capital expenditures and additional indebtedness. In January 1998, the Company renegotiated its loan agreement, extending the revolver's maturity date until February 1999, increasing the revolver to $2,000,000, and allowing for aggregate borrowings of $2,985,566.


4. COMMITMENTS AND CONTINGENCIES


EMPLOYMENT AGREEMENTS


     Certain key employees are covered by employment contracts that, in certain circumstances, provide severance compensation of up to six months salary in the event of a change of control of the Partnership. Substantially all other employees are covered by thirty day employment agreements that renew automatically.



LEASES


     An affiliate of the Partnership, Glade Properties, Inc. (Glade), leases certain office facilities under noncancelable operating leases which are occupied by the Partnership. The cost of the lease agreement for the office space is allocated by Glade among the affiliated entities occupying the facilities based primarily on each entity's relative square foot usage. Total rent expense of approximately $131,400 and $45,000 was recognized by the Partnership for the year ended December 31, 1997 and the three-months ended March 31, 1998, respectively, for their portion of the rent under Glade's lease agreement.

                      LEXINGTON SERVICES ASSOCIATES, LTD.
                         DBA LEXINGTON SERVICES, LTD.

                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

                DECEMBER 31, 1997 AND MARCH 31, 1998 (UNAUDITED)


4. COMMITMENTS AND CONTINGENCIES--(CONTINUED)

     Based on the Partnership's current rent allocation, its share of the future minimum lease payments as of December 31, 1997, are as follows:



  1998 ................    $228,000
  1999 ................     252,000
  2000 ................     147,000
                           --------
                           $627,000
                           ========

CONTINGENCIES


     The Partnership is involved in certain disputes arising in the ordinary course of business which involve or may involve litigation. Although the ultimate resolution of these matters cannot be reasonably estimated at this time, Management does not believe they will have a material adverse effect on the financial position of the Partnership.


5. RELATED PARTY TRANSACTIONS


     In addition to Notes Payable and Lease transactions described in Notes 3 and 4, the Partnership has arrangements with related parties for certain services as follows.


MANAGEMENT AGREEMENTS


     Two affiliates, LMC and Woodstone International, Inc., provide various management services for the Partnership, including treasury, risk management, tax, and other administrative services necessary for the operation of the Partnership. Included in general and administrative expenses are management fees of $1,923,000 and $812,000 for the year ended December 31, 1997 and the three months ended March 31, 1998, respectively.


EMPLOYEE BENEFIT PLANS


     The Partnership participates in the LMC 401(k) defined contribution plan for all employees who meet certain eligibility requirements. The Partnership makes matching contributions up to certain limits to the plan based on employee contributions. The Partnership made contributions to the plan of approximately $29,200 and $7,400 for the year ended December 31, 1997 and the three months ended March 31, 1998, respectively.


6. SUBSEQUENT EVENTS


     On June 1, 1998, the Company sold the partnership interests in the Company to Travel Services International, Inc. for $20,000,000 in cash and 285,714 shares of Travel Services International's common stock. An additional $7,500,000 in cash and common stock may be paid as contingent consideration based upon financial performance of the former Company for the twelve months ended May 31, 1999. These financial statements do not reflect the effects, if any, of the sale.

                      LEXINGTON SERVICES ASSOCIATES, LTD.
                         DBA LEXINGTON SERVICES, LTD.

                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

                DECEMBER 31, 1997 AND MARCH 31, 1998 (UNAUDITED)

7. IMPACT OF YEAR 2000 (UNAUDITED)


     The Company has completed an assessment and will have to modify or replace portions of its software so that its computer systems will function properly with respect to dates in the year 2000 and thereafter. The total remaining Year 2000 project cost is estimated at approximately $100,000, which includes the salaries of individuals as well as software and hardware replacements.


     The project is estimated to be completed not later than January 31, 1999, which is prior to any anticipated impact on its operating systems. The Company believes that with modifications to existing software and conversions to new software, the Year 2000 Issue will not pose significant operational problems for its computer systems. However, if such modifications and conversions are not made, or are not completed timely, the Year 2000 Issue could have a material effect on the operations of the Company.